Exhibit 99.2

MMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000004 000000000.000000 ext 000000000.000000 ext ENDORSEMENT_LINE______________ SACKPACK_____________ 000000000.000000 ext 000000000.000000 ext MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 Your vote matters – here’s how to vote! ADD 3 You may vote online or by phone instead of mailing this card. ADD 4 ADD 5 Online ADD 6 Go to www.envisionreports.com/ESGC or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Using a black ink pen, mark your votes with an X as shown in this example. Sign up for electronic delivery at Please do not write outside the designated areas. www.envisionreports.com/ESGC Annual General Meeting Proxy Card 1234 5678 9012 345 qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q + A Proposals — The Board of Directors recommends a vote FOR proposals 1 and 2. For Against Abstain For Against Abstain 1. To re-elect Mr. Dilip Thakkar as a Class I director. 2. To re-elect Mr. John Zhao as a Class I director. B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. C 1234567890J N T MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MMMMMM 1UPX 520762 MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND + 03JJ1D

Annual General Meeting Admission Ticket Annual General Meeting of Eros STX Global Corporation’s Shareholders will be held on December 21, 2021 Virtually via the internet at www.meetnow.global/MZ2M9AW, at 2pm GMT (UK). To access the Virtual Meeting, you must have the 15 digit control number that is printed in the shaded bar located on the reverse side of this form. Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of Shareholders. The material is available at: www.envisionreports.com/ESGC This Proxy Card is furnished in connection with the solicitation by the Board of Directors of Eros STX Global Corporation of proxies from holders of its outstanding A ordinary shares to be exercised at the Annual General Meeting. Notes: (i) A member entitled to attend and vote at the AGM convened by this notice is entitled to appoint one or more proxies to attend and to vote in his or her stead. A member may appoint one or more proxies in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not be a member of the Company. (ii) In the case of joint holders, the signature of only one of the joint holders is required on the Annual General Meeting Proxy Card. However, if more than one holder is present at the meeting, the vote of the first named on the register of members of the Company will be accepted to the exclusion of other joint holders. (iii) To appoint a proxy, registered holders may visit www.envisionreports.com/ESGC, where you can also view all proxy materials. To be valid, the Annual General Meeting Proxy Card, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of the same, must be deposited by 2:00 pm GMT on December 17, 2021 at the offices of the Company’s Transfer Agent, Computershare Trust Company, N.A., 462 South 4th Street, Suite 1600, Louisville, KY 40202, United States of America. The completion and return of the Annual General Meeting Proxy Card will not preclude a member from attending the AGM and voting in person. (iv) The Company has specified that only those holders of the Company’s shares registered on the register of members of the Company as at 2:00 pm GMT on December 19, 2021, or, in the event that the AGM is adjourned, on the register of members 48 hours before the time of any adjourned AGM shall be entitled to attend and vote at the AGM in respect of the number of such shares registered in their name at the relevant time. Changes to entries on the register of members after 2:00 pm GMT on December 19, 2021 or, in the event that the AGM is adjourned, on the register of members of the Company less than 48 hours before the time of any adjourned AGM, shall be disregarded in determining the rights of any person to attend and vote at the AGM. (v) The Directors have fixed the close of business on November 26, 2021, as the record date (the “Record Date”) for the determination of the shareholders who will be given notice of the AGM. (vi) As at the Record Date the Company’s issued share capital was comprised of 357,331,500 A ordinary shares and 21,700,418 B ordinary shares. Each A ordinary share carried the right to one vote at the AGM and each B ordinary share carried the right to ten votes at the AGM, therefore, the total number of voting rights in the Company as at the Record Date is 574,335,680. qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Eros STX Global Corporation + Notice of Annual General Meeting of Shareholders Proxy Solicited by Board of Directors for Annual General Meeting — December 21, 2021 Each of the Co-Chairmen of the meeting is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of Eros STX Global Corporation to be held on December 21, 2021 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR items 1 and 2. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) C Non-Voting Items Change of Address — Please print new address below. Comments — Please print your comments below. +